GRAVITY CO., LTD.

Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

GRAVITY CO., LTD.

Index

December 31, 2017, December 31, 2016, and January 1, 2016

Page(s)

Independent Auditor’s Report	1-2

Separate Financial Statements

Separate Statements of Financial Position	3-4

Separate Statements of Comprehensive Income	5

Separate Statements of Changes in Equity	6

Separate Statements of Cash Flows	7

Notes to the Separate Financial Statements	8-50

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Gravity Co., Ltd.

We have audited the accompanying separate financial statements of Gravity Co., Ltd. (the "Company"), which comprise the separate statements of financial position as at December 31, 2017, December 31, 2016, and January 1, 2016, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years ended at December 31, 2017 and 2016, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on the separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2017, December 31, 2016, and January 1, 2016, and its separate financial performance and its separate cash flows for the years ended at December 31, 2017 and 2016 in accordance with Korean IFRS.

Other Matters

The Company also prepared separate financial statements of 2016 in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea, which are not included in this audit report. We had also conducted our audits on those financial statements in accordance with Korean Standards on Auditing and expressed an unmodified opinion on those statements in our audit reports dated March 20, 2017.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 22, 2018

This report is effective as of March 22, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any

GRAVITY CO., LTD.

Separate Statements of Financial Position

December 31, 2017, December 31, 2016, and January 1, 2016

(In thousands of Korean won)	Notes	December 31, 2017		December 31, 2016		January 1, 2016

Assets
Current assets
Cash and cash equivalents	5,6	￦	34,990,206	￦	13,995,265	￦	22,153,898
Short-term financial instruments	6		22,500,000		21,500,000		11,500,000
Accounts receivables, net	6,7		38,890,644		9,490,377		3,641,173
Other receivables, net	6,7		704,664		1,050,725		152,597
Prepaid expenses			2,753,700		1,055,859		521,500
Other current assets	6		1,858,280		960,663		751,996
			101,697,494		48,052,889		38,721,164
Non-current assets
Investments in subsidiaries	8		1,783,228		1,783,228		3,458,638
Property and equipment, net	9		476,027		320,560		353,334
Intangible assets, net	10		988,855		160,873		253,643
Deferred tax assets	18		3,036,165		-		-
Other non-current financial assets	6		1,357,272		939,819		923,633
Other non-current assets	12		2,078,575		1,393,182		52,375
			9,720,122		4,597,662		5,041,623
Total assets		￦	111,417,616	￦	52,650,551	￦	43,762,787

Liabilities
Current liabilities
Account payables	6	￦	42,150,983	￦	8,473,762	￦	1,368,776
Deferred revenue			14,141,070		7,295,025		2,179,176
Withholdings			1,348,968		131,470		112,606
Accrued expenses			343,690		310,332		435,575
Income tax payable	18		1,628,368		168,605		119,795
Other current liabilities	6		140,470		120,711		120,633
			59,753,549		16,499,905		4,336,561
Non-current liabilities
Long-term deferred revenue			6,335,827		3,466,708		6,530,813
Other non-current liabilities			294,809		259,440		270,266
			6,630,636		3,726,148		6,801,079
Total liabilities		￦	66,384,185	￦	20,226,053	￦	11,137,640

(Continued)

GRAVITY CO., LTD.

Separate Statements of Financial Position

December 31, 2017, December 31, 2016, and January 1, 2016

(In thousands of Korean won)	Notes	December 31, 2017		December 31, 2016		January 1, 2016

Equity	13
Equity attributable to owners of the Parent Company
Share capital
Common shares		￦	3,474,450	￦	3,474,450	￦	3,474,450
Capital surplus	13		27,482,683		28,219,282		43,945,390
Other components of equity	13		(348,479)		25,076		-
Retained earnings (Accumulated deficit)	13		14,424,777		705,690		(14,794,693)
Total equity			45,033,431		32,424,498		32,625,147
Total liabilities and equity		￦	111,417,616	￦	52,650,551	￦	43,762,787

The above separate statements of financial position should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Separate Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(in thousands of Korean won)	Notes	2017		2016

Revenue	21
Online games – subscription revenue		￦	31,533,084	￦	18,905,150
Online games – royalties and license fees			17,069,208		13,163,798
Mobile games			70,634,135		2,694,767
Other revenue			186,127		196,813
			119,422,554		34,960,528
Cost of revenue	14		75,972,759		13,662,223
Gross profit			43,449,795		21,298,305
Selling, general and administrative expenses	14,15		29,774,222		15,861,830
Operating profit			13,675,573		5,436,475
Non-operating income and expenses
Finance income	6,16		556,997		663,840
Finance costs	6,16		(186,723)		(73,181)
Other non-operating income	6,17		1,601,880		1,327,847
Other non-operating expenses	6,8,17		(1,725,488)		(4,360,802)
Profit before income tax expense			13,922,239		2,994,179
Income tax expense	18		939,752		3,219,903
Profit (loss) for the year		￦	12,982,487	￦	(225,724)
Other comprehensive income
Items that may be subsequently reclassified to income or loss
Foreign currency translation adjustments			(373,554)		25,076
Total comprehensive income (loss) for the year		￦	12,608,933	￦	(200,648)

The above separate statements of comprehensive Income should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Separate Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

(in thousands of Korean won)
	Notes		Share capital		Capital surplus		Other components of equity		Retained earnings (Accumulated deficit)		Total

Balance at January 1, 2016		￦	3,474,450	￦	43,945,390	￦	-	￦	(14,794,693)	￦	32,625,147
Loss for the year			-		-		-		(225,724)		(225,724)
Disposition of deficit with capital surplus	13		-		(15,726,108)		-		15,726,108		-
Foreign currency translation adjustments	13		-		-		25,075				25,075
Balance at December 31, 2016		￦	3,474,450	￦	28,219,282	￦	25,075	￦	705,691	￦	32,424,498

Balance at January 1, 2017		￦	3,474,450	￦	28,219,282	￦	25,075	￦	705,691	￦	32,424,498
Profit for the year			-		-				12,982,487		12,982,487
Disposition of deficit with capital surplus	13		-		(736,599)		-		736,599		-
Foreign currency translation adjustments	13		-		-		(373,554)		-		(373,554)
Balance at December 31, 2017		￦	3,474,450	￦	27,482,683	￦	(348,479)	￦	14,424,777	￦	45,033,431

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Separate Statements of Cash Flow

Years Ended December 31, 2017 and 2016

(in thousands of Korean won)	Notes	2017		2016

Cash flows from operating activities
Profit (loss) for the year		￦	12,982,487	￦	(225,724)
Adjustments	19		2,392,360		6,761,382
Changes in operating assets and liabilities	19		11,274,302		(786,269)
Interest received			539,635		484,249
Income tax paid	18		(2,437,390)		(3,102,347)
Net cash inflow from operating activities			24,751,394		3,131,291

Cash flows from investing activities
Decrease in other non-current financial assets			7,014		2,247
Decrease in other current assets			3,333		5,556
Disposal of property and equipment	9		1,656		1,385
Disposal of intangible assets	10		13,063		8,511
Increase in short-term financial instruments, net			(1,000,000)		(10,000,000)
Increase in other non-current financial assets			(660,667)		(1,170,820)
Acquisition of property and equipment	9		(383,267)		(97,966)
Acquisition of intangible assets	10		(1,141,276)		(539)
Net cash outflows from investing activities			(3,160,144)		(11,251,626)

Net cash inflow (outflow) from financing activities			-		-

Effects of exchange rate changes on cash and cash equivalents			(596,309)		(38,298)
Net increase (decrease) in cash and cash equivalents			20,994,941		(8,158,633)
Cash and cash equivalents at beginning of the year			13,995,265		22,153,898
Cash and cash equivalents at end of the year in the statements of financial position		￦	34,990,206	￦	13,995,265

The above separate statements of cash flows in should be read in conjunction with the accompanying notes

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

1.	General Information

GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Company’s headquarters is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul, Korea. On November 17, 2016, the Company has established a Gravity Taiwan Branch in Taipei City, Taiwan. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally 81 markets. In addition, the Company operates many other games.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of ordinary shares by means of American Depositary Shares.

The Company started with total paid-in capital amount of ￦500,000 thousand, and as at December 31, 2017, the total paid-in capital amounts to ￦3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as at December 31, 2017, are as follows:

Shareholder	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2.	Significant Accounting Polices

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company has first adopted International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The Company’s transition date to the Korean IFRS is January 1, 2016, and the adoption date is January 1, 2017. Korean IFRS are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The separate financial statements are prepared using historical cost method unless otherwise stated.

In addition, reconciliations of the effect of the transition from KAS-NPEs (K-GAAP) to Korean IFRS on the Company’s equity as at January 1, 2016 and December 31, 2016, and total comprehensive income for the year ended December 31, 2016 are provided in Note 4.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

2.2 Changes in Accounting Policies and Disclosures

(a) New and amended standards not yet adopted by the Company

The Company has elected not to early adopt any of the following standards/interpretations issued effective for December 31, 2017 year ends.

- Enactment of Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 will be effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Company must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application.

Korean IFRS 1018 and other current revenue standard identify revenue as income that arises in the course of ordinary activities of an entity and provides guidance on a variety of different types of revenue, such as, sale of goods, rendering of services, interest, dividends, royalties and construction contracts. However, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customers can be recognized:

•	Identify contracts with customers
•	Identify the separate performance obligation
•	Determine the transaction price of the contract
•	Allocate the transaction price to each of the separate performance obligations, and
•	Recognize the revenue as each performance obligation is satisfied.

In September, 2017, for the preparation of implementing Korean IFRS 1115, the Company has formed a task force team. The task force team modified related internal controls based on the analysis of revenue streams. Korean IFRS 1115 is expected to affect overall business practice including not only accounting treatment but also the manner to close new contract and to perform business. The Company is providing training to those employees affected by the changes and the management to inform the effects of applying Korea IFRS 1115.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1115. The assessment was performed based on available information as at December 31, 2017, and the results of the assessment as at December 31, 2017 did not have any material impact on the financial statements.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The main results of assessment of applying Korean IFRS 1115 are explained as below.

The Company engages in the game licensing business to grant the right to distribute games developed by the Company, the intellectual property (“IP”) licensing business to grant the right to use contents of intellectual property, and the game publishing business.

The Company’s promise to grant a license is not distinct from other promised services in the contract. The licensee reasonably expects that the Company will undertake activities that significantly affect the intellectual property to which the licensee has rights. The rights granted by the license directly expose the licensee to any positive or negative effects of the Company’s activities and those activities do not result in the transfer of a service to the licensee as those activities occur. Based on the assessment, the Company concluded that the nature of an entity’s promise in granting a license is a promise to provide a right to access.

During 2017, the revenue from game and IP licensing amounted to \ 21,518 million, which is approximately 18% of total revenues. As the nature of granting a license is a promise to provide access to an entity’s IP as it exists at any point during the license period, the revenue should be recognized with performance obligations satisfied over time in accordance with Korean IFRS 1115.

As a result of the financial assessment in applying Korean IFRS 1115, the Company concluded that there will be no significant changes with respect to license revenue as at December 31, 2017.

- Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. These amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendments to have a significant impact on the financial statements because the Company is not a venture capital organization.

- Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendment to have a significant impact on the financial statements.

- Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendments to have a significant impact on the financial statements.

- Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the financial statements.

- Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

- Enactments of Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires three main areas including: (a) classification and measurement of financial assets on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets, (b) a new impairment model of financial instruments based on the expected credit losses, and (c) hedge accounting including expansion of the range of eligible hedging instruments and hedged items that qualify for hedge accounting or change of a method of hedge effectiveness assessment.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on available information as at December 31, 2017.

As at December 31, 2017, the Company owns loans and receivables of \ 98,597 million, financial liabilities of \42,272 million at amortized costs. Based on results from the impact assessment of Korean IFRS 1109, the application of the new standard as at December 31, 2017 does not have a material impact on the Company’s financial statements. The Company plans to perform more detailed analyses on the financial effects based on additional information in the future; therefore, the results of the assessment may change due to additional information that the Company may obtain after the assessment.

2.3 Subsidiaries, Joint Ventures, and Associates – accounted for at cost

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. The Company is investing in four subsidiaries, including NeoCyon.

Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method in accordance with Korean IFRS 1027 (Note 4). Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investment. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”), which the financial statements in main office and local branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5 Statement of Cash flow

The statement of cash flows are prepared using the indirect method, and cash flows denominated in foreign currencies are translated at average exchange rates for the period.

2.6 Cash and Cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs.

2.7 Financial Assets

(a) Classification and measurement

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(b) Impairment

The Company assesses at the end of each reporting period whether there is an objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account, and that of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The Company considers that there is an objective evidence of impairment if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated.

(c) Derecognition

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(d) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the separate statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

2.8 Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset's useful life, provided it meets the criteria for recognition of provisions.

Depreciation is calculated under straight-line method over estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Leasehold Improvements	4 years

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.9 Intangible Assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

Software development costs that are directly attributable to internally generated by the Company are recognized when the criteria; such as, technically feasible, generate probable future economic benefits and other, are met. Customer contracts acquired in a business combination are recognized at fair value at the acquisition date. Membership rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized.

The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by other companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract.

The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	3 years
Patents	10 years
Other intangible assets	3 years

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

2.10 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

2.11 Financial Liabilities

(a) Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘account payables’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.

(b) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.12 Provisions and Contingent Liabilities

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

2.13 Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

2.14 Employee Benefits

(a) Annual paid leave obligations

The Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

(b) Defined contribution pension plan

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.

2.15 Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of inter-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Subscription revenue (Online and Mobile)

The Company recognizes online and mobile subscription revenue on accrual basis when players make use of in-game premium features.

Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. The Company defer revenue recognition for the unused game points at the end of reporting period. Consumable in-game items are deferred when such in-game items are purchased by users with game points and recognized as revenue when the purchased in-game items are used in the games. In-game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed while permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users.

(b) Royalties and license fees

The prepaid license fee revenues are recorded as deferred revenue and recognized on a straight-line method over the license period. The running royalties are recognized monthly on accrual basis as royalty payments are determined based on the conditions of contracts. The minimum guarantee (“MG”) royalties are recorded as deferred revenue and recognized on a straight-line method over the license period. If actual cumulative royalties exceed the cumulative revenue amount recognized under the straight-line method, the Company recognizes the excess amount as revenue.

(c) Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(d) Other sales

Revenues from other sales are recognized when control of the goods has transferred, being when the goods are delivered to the customer.

2.16 Lease

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Payments made under operating leases are charge to expenses on a straight-line basis over the period of lease.

2.17 Approval of the Financial Statements

The separate financial statements were approved by the Board of Directors on March 9, 2018.

3.Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Deferred taxes

In assessing the realizability of the deferred tax assets, the Company considers whether it is probable that a portion or all of the deferred tax assets will not be realized. When the Company assessed the realizability of the deferred tax assets, the Company considered its performance, general economic environment, projected future taxable income, periods available to deduct tax loss carryforwards and tax credit carryforwards and etc. The ultimate realization of deferred tax assets is dependent on whether the Company is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

4.Transition to Korean IFRS

The Company’s financial statements are prepared in accordance with the requirements of Korean IFRS on or after January 1, 2016, the date of transition, for Korean IFRSs effective as at December 31, 2017. The financial statements as at January 1, 2016 and December 31, 2016 and the statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2016, which are comparatively presented, were previously prepared in accordance with Accounting Standards for Non-Public in the Republic of Korea but were restated in accordance with Korean IFRS 1101 First-time adoption of International Financial Reporting Standards.

In preparing the financial statements in accordance with Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards, the Company has applied the mandatory exceptions and certain optional exemptions allowed by Korean IFRS as out below:

4.1 Exemption Options under Korean IFRS 1101

(a) Business Combination

The Company has elected not to apply Korean IFRS 1103, Business Combinations retrospectively to past business combinations that occurred before the date of transition to Korean IFRS.

(b) Investment in subsidiaries

The Company applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investment.

4.2 Explanations of Transition to Korean IFRS

Major adjustments related to the transition to Korean IFRS are as follows:

- Evaluation of Retirement benefit liabilities

In accordance with Korean IFRS, the estimation for retirement benefit liabilities for all employees including new hires are accrued and recorded as “other non-current liabilities”, whereas under K-GAAP, retirement benefit liabilities for employees who serviced less than a year were not accrued as a liability.

- Contract costs

The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged for the game users’ purchases in cash, and are considered as the incremental cost of obtaining a contract with game users. The Company records these costs as prepaid expense and amortizes them to costs of revenue in accordance with the related revenue recognition of the services provided to the game user.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

- Account reclassification

Certain accounts were reclassified in accordance with Korean IFRS.

Reconciliations between the previous K-GAAP to Korean IFRS

(a) Effects on the financial position and financial performance

Effects of Korean IFRS adoption on the Company’s total assets, liabilities and equity as at January 1, 2016, the date of Korean IFRS transition, are as follows:

(in thousands of Korean won)	Assets		Liabilities		Equity

Amounts in accordance with the previous K-GAAP	\	43,762,787	\	11,077,664	\	32,685,123
Adjustments:
Evaluation of retirement benefit obligation		-		59,976		(59,976)
Korean IFRS	\	43,762,787	\	11,137,640	\	32,625,147

Effects of Korean IFRS adoption on the Company’s total assets, liabilities and equity as at December 31, 2016, are as follows:

(in thousands of Korean won)	Assets		Liabilities		Equity		Total comprehensive income

Amounts in accordance with the previous K-GAAP	\	52,175,990	\	20,176,903	\	31,999,087	\	(686,036)
Adjustments:
Evaluation of retirement benefit obligation		-		49,150		(49,150)		10,827
Incremental costs of obtaining a contract		390,301		-		390,301		390,301
Others		84,260		-		84,260		84,260
Total adjustments		474,561		49,150		425,411		485,388
Korean IFRS	\	52,650,551	\	20,226,053	\	32,424,498	\	(200,648)

(b) Effects on the cash flows in 2016

Upon adoption of Korean IFRS, cash flows from interest received, interest paid, dividends received, and income taxes paid, which had not been separately presented, are presented separately on the face of the

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

statement of cash flows. In order to accommodate the change, cash flows related to relevant income/expenses, assets/liabilities have been adjusted.

The effects of the change in exchange rate on cash and cash equivalents in a foreign currency are presented separately from cash flows from operating, investing and financing activities.

Interest expense and income tax expense, which were presented only in non-cash amounts in accordance with the previous K-GAAP, are classified as operating activities cash flow and presented as separate items. In addition, the effect of foreign exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies, which were classified as operating cash flows in accordance with the previous K-GAAP, are separately presented from operating activities, investing activities and cash flows from financing activities.

5.	Cash and cash equivalent

Cash and cash equivalents as at December 31, 2017, 2016 and January 1, 2016, consist of:

(in thousands of Korean won)	December 31, 2017	December 31, 2016		January 1, 2016

Cash in bank, etc.	￦ 34,990,206	￦	13,995,265	￦	22,153,898

Restricted cash and cash equivalents as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017	December 31, 2016		January 1, 2016

Deposits for membership	￦ 20,120	￦	-	￦	-

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

6.	Financial Instruments by Category

6.1 Carrying Amounts of Financial Instruments by Category

Carrying amounts of financial assets and liabilities by category as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	Loans and receivables
	December 31, 2017		December 31, 2016		January 1, 2016

Cash and cash equivalents	\	34,990,206	\	13,995,265	\	22,153,898
Short-term financial assets		22,500,000		21,500,000		11,500,000
Accounts receivables, net		38,890,644		9,490,377		3,641,173
Other receivables, net		704,664		1,050,725		152,597
Other current assets		154,371		251,731		104,609
Other non-current financial assets		1,357,272		939,819		923,633
	\	98,597,157	\	47,227,917	\	38,475,910

(in thousands of Korean won)	Financial liabilities at amortized cost
	December 31, 2017		December 31, 2016		January 1, 2016

Account payables	\	42,150,983	\	8,473,762	\	1,368,776
Other current liabilities		120,535		120,535		120,535
	\	42,271,518	\	8,594,297	\	1,489,311

6.2 Net Gains or Losses by Category of Financial Instruments

Net gains or losses on each category of financial instruments for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	Loans and receivables
	2017		2016

Interest Income	\	538,448	\	630,260
Gain on foreign currency transaction		281,768		763,345

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	Financial liabilities at amortized cost
	2017		2016

Loss on foreign currency transaction	\	(349,249)	\	(1,287,944)

6.3 Fair value of Financial Instruments by Category

The carrying amount and fair value of financial assets and liabilities as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)
	December 31, 2017				December 31, 2016				January 1, 2016

	Carrying amount		Fair Value		Carrying amount		Fair Value		Carrying amount		Fair Value

Cash and cash equivalents	\	34,990,206	\	34,990,206	\	13,995,265	\	13,995,265	\	22,153,898	\	22,153,898
Short-term financial instruments		22,500,000		22,500,000		21,500,000		21,500,000		11,500,000		11,500,000
Accounts receivable, net		38,890,644		(*)		9,490,377		(*)		3,641,173		(*)
Other receivables, net		704,664		(*)		1,050,725		(*)		152,597		(*)
Other current assets		154,371		(*)		251,731		(*)		104,609		(*)
Other non-current assets		1,357,272		(*)		939,819		(*)		923,633		(*)
	\	98,597,157			\	47,227,917			\	38,475,910

Account payables	\	42,150,983	\	(*)	\	8,473,762	\	(*)	\	1,368,776	\	(*)
Other current liabilities		120,535		(*)		120,535		(*)		120,535		(*)
	\	42,271,518			\	8,594,297	\		\	1,489,311

(*) As the carrying amount is a reasonable approximation of fair value, it is excluded from fair value disclosure.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

6.4 Fair value Hierarchy

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	\	21,236,081	\	13,754,125	\	-	\	34,990,206
Short-term financial assets		11,000,000		11,500,000		-		22,500,000
	\	32,236,081	\	25,254,125	\	-	\	57,490,206

(in thousands of Korean won)	December 31, 2016
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	\	5,051,382	\	8,943,883	\	-	\	13,995,265
Short-term financial assets		4,000,000		17,500,000		-		21,500,000
	\	9,051,382	\	26,443,883	\	-	\	35,495,265

(in thousands of Korean won)	January 1, 2016
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	\	21,292,158	\	861,740	\	-	\	22,153,898
Short-term financial assets		1,000,000		10,500,000		-		11,500,000
	\	22,292,158	\	11,361,740	\	-	\	33,653,898

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	All inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability (Level 2)
●	Unobservable inputs for the asset or liability (Level 3)

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

These products are included in Level 1. Most of the products included in Level 1 consist of ordinary deposits and time deposits.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

- Disclosure of similar goods Market price or dealer price

- The fair value of derivative instruments is determined by discounting the amount at present value using the leading exchange rate as of the end of the reporting period

For other financial instruments, we use other techniques, such as a discounted cash flow method. For accounts and other receivables classified as current assets, the carrying amount is estimated as a reasonable approximation of fair value.

7.	Accounts and Other Receivables

Accounts receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Non-related party	\	37,980,807	\	8,332,193	\	2,302,331
Related party		3,856,366		3,511,900		3,076,694
Less: provision for impairment		(2,946,529)		(2,353,716)		(1,737,852)
Accounts receivables, net	\	38,890,644	\	9,490,377	\	3,641,173

Other receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Non-related party	\	691,453	\	680,306	\	119,130
Related party		382,906		700,870		365,977
Less: provision for impairment		(369,695)		(330,451)		(332,510)
Other receivables - net	\	704,664	\	1,050,725	\	152,597

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Above accounts and other receivables are classified as loans and receivables and are subsequently measured at amortized cost.

The aging analysis of accounts receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Receivables not past due	\	38,868,644	\	9,271,821	\	3,328,354
Past due but not impaired		22,000		218,556		312,819
Impaired		2,946,529		2,353,716		1,737,852
Total	\	41,837,173	\	11,844,093	\	5,379,025

The aging analysis of other receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Receivables not past due	\	704,625	\	1,050,725	\	152,597
Past due but not impaired		39		-		-
Impaired		369,695		330,451		332,510
Total	\	1,074,359	\	1,381,176	\	485,107

The Company calculates recoverable amount of receivables for which loss event has been individually identified through individual analysis and recognizes the difference between such calculated recoverable amount and book value as impairment loss.

As for the receivables for which loss event has not been individually identified, the Company classifies such receivables based on the contractual collection period, and receivables whose collection period has not expired yet are deemed as receivables not past due. With regard to the receivables past due, the Company makes adjustments to provision for impairment by applying certain specified rate of impaired receivables in consideration of the credit risk based on the overdue period.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Movements in the provision for impairment of accounts and other receivables for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017				2016
	Accounts		Other		Accounts		Other

Balance as at January 1	\	2,353,716	\	330,451	\	1,737,852	\	332,510
Provisions for impaired receivables/ (reversals of unused amounts)		592,813		39,244		615,864		(2,059)
Receivables written off during the year as uncollectible		-		-		-		-
Balance as at December 31	\	2,946,529	\	369,695	\	2,353,716	\	330,451

In assessing the recoverability of accounts receivables, etc., the Company takes into consideration changes in the credit rating of accounts receivables from commencement of the credit granting to end of the reporting period.

8.	Investment in Subsidiaries

Details of investment in subsidiaries at the end of reporting periods are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Closing month	December 31, 2017	December 31, 2016	January 1, 2016

Gravity Interactive, Inc.	USA	Online and mobile game services	December	100%	100%	100%
Gravity Entertainment Corp.	Japan	Animation production, distribution, and game services	December	100%	100%	100%
NeoCyon, Inc.	Korea	Mobile Game Development and Service	December	96.11%	96.11%	96.11%
Gravity Games Corp.	Korea	Online Game Development	December	85.50%	85.50%	85.50%

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Changes in investment in subsidiaries for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017
Subsidiary	Beginning balance		Acquisition		Impairment		Others		Ending balance
Gravity Interactive, Inc.	\	-	\	-	\	-	\	-	\	-
Gravity Entertainment Corp.		379,978		-		-		-		379,978
NeoCyon, Inc.		1,403,250		-		-		-		1,403,250
Gravity Games Corp.		-		-		-		-		-
	\	1,783,228	\	-	\	-	\	-	\	1,783,228

(in thousands of Korean won)	2016
Subsidiary	Beginning balance		Acquisition		Impairment		Others		Ending balance
Gravity Interactive, Inc.	\	-	\	-	\	-	\	-	\	-
Gravity Entertainment Corp.		379,978		-		-		-		379,978
NeoCyon, Inc.		3,078,660		-		(1,675,410)		-		1,403,250
Gravity Games Corp.		-		-		-		-		-
	\	3,458,638	\	-	\	(1,675,410)	\	-	\	1,783,228

Summarized financial information for subsidiaries as at and for the years ended December 31, 2017 and 2016, is as follows:

(in thousands of Korean won)	December 31, 2017
Subsidiary	Assets		Liabilities		Sales		Profit (loss) for the year
Gravity Interactive, Inc.	\	2,152,360	\	10,087,107	\	5,418,466	\	(638,112)
Gravity Entertainment Corp.		361,573		3,077		16		(8,305)
NeoCyon, Inc.		6,855,116		5,376,927		23,601,638		18,143
Gravity Games Corp.		3,403,607		4,442,408		307,842		(40,100)

(in thousands of Korean won)	December 31, 2016
Subsidiary	Assets		Liabilities		Sales		Profit (loss) for the year
Gravity Interactive, Inc.	\	697,937	\	8,966,107	\	4,056,401	\	(1,081,580)
Gravity Entertainment Corp.		403,995		3,835		1,104		(5,305)
NeoCyon, Inc.		6,185,791		4,725,745		15,255,006		(1,828,035)
Gravity Games Corp.		3,355,645		4,354,346		141,203		3,542

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Summarized financial information for subsidiaries as at January 1, 2016, is as follows:

(in thousands of Korean won)	January 1, 2016
Subsidiary	Assets		Liabilities
Gravity Interactive, Inc.	\	685,890	\	7,612,041
Gravity Entertainment Corp.		382,971		2,993
NeoCyon, Inc.		5,406,065		2,119,827
Gravity Games Corp.		3,281,485		4,283,728

9.	Property and Equipment

Details of property and equipment as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017						December 31, 2016						January 1, 2016
	Cost		Accumulated depreciation		Book amount		Cost		Accumulated depreciation		Book amount		Cost		Accumulated depreciation		Book amount

Computer and other equipment	\	4,413,663	\	(4,094,625)	\	319,038	\	4,288,608	\	(4,132,871)	\	155,737	\	5,567,224	\	(5,381,653)	\	185,571
Furniture and fixture		654,411		(624,189)		30,222		633,990		(612,587)		21,403		619,614		(609,411)		10,203
Leasehold improvements		1,080,809		(954,042)		126,767		1,005,679		(862,259)		143,420		963,697		(806,138)		157,559
	\	6,148,883	\	(5,672,856)	\	476,027	\	5,928,277	\	(5,607,717)	\	320,560	\	7,150,535	\	(6,797,202)	\	353,333

Changes in property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	December 31, 2017
	Computer and other equipment		Furniture and Fixture		Leasehold improvements		Total

Opening net book amount	\	155,737	\	21,403	\	143,420	\	320,560
Acquisitions		245,042		21,113		117,112		383,267
Depreciation		(81,096)		(11,813)		(98,281)		(191,190)
Disposals		-		-		(36,540)		(36,540)
Exchange differences		(645)		(481)		1,056		(70)
Closing net book amount	\	319,038	\	30,222	\	126,767	\	476,027

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	December 31, 2016
	Computer and other equipment		Furniture and Fixture		Leasehold improvements		Total

Opening net book amount	\	185,571	\	10,203	\	157,559	\	353,333
Acquisitions		54,393		17,303		41,982		113,678
Depreciation		(84,561)		(6,153)		(56,092)		(146,806)
Disposals		-		-		-		-
Exchange differences		334		50		(29)		355
Closing net book amount	\	155,737	\	21,403	\	143,420	\	320,560

Line items including depreciation in the statements of comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Cost of revenue	\	47,241	\	60,999
Selling, general and administrative expenses		143,949		85,807
	\	191,190	\	146,806

At the end of the reporting period, there are no tangible assets of the Company that are pledged as collaterals for the Company’s debts.

10.	Intangible Assets

Details of intangible assets as at December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	December 31, 2017						December 31, 2016
	Cost		Accumulated amortization[1]		Book amount		Cost		Accumulated amortization[1]		Book amount

Software	\	9,203,772	\	(9,186,698)	\	17,074	\	9,223,178	\	(9,179,271)	\	43,907
Patents		516,861		(440,326)		76,535		504,925		(415,959)		88,966
Other intangible assets		3,331,438		(2,436,192)		895,246		2,202,128		(2,174,128)		28,000
	\	13,052,071	\	(12,063,216)	\	988,855	\	11,930,231	\	(11,769,358)	\	160,873

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Details of intangible assets as at January 1, 2016, are as follows:

(in thousands of Korean won)	January 1, 2016
	Cost		Accumulated amortization[1]		Book amount

Software	\	9,261,419	\	(9,144,502)	\	116,917
Patents		508,249		(399,523)		108,726
Other intangible assets		2,202,128		(2,174,128)		28,000
	\	11,971,796	\	(11,718,153)	\	253,643

1 Accumulated amortization includes the amount of accumulated impairment loss

Changes in intangible assets for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017
	Software		Patents		Other intangible assets		Total

Beginning balance	\	43,907	\	88,966	\	28,000	\	160,873
Acquisitions		11,966		11,936		1,129,310		1,153,212
Amortization		(25,765)		(24,367)		(32,064)		(82,196)
Disposals		(13,063)		-		-		(13,063)
Impairment loss		-		-		(230,000)		(230,000)
Exchange differences		29		-		-		29
Ending balance	\	17,074	\	76,535	\	895,246	\	988,855

(in thousands of Korean won)	2016
	Software		Patents		Other intangible assets		Total

Beginning balance	\	116,917	\	108,726	\	28,000	\	253,643
Acquisitions		539		8,635		-		9,174
Amortization		(66,125)		(23,611)		-		(89,736)
Disposals		(7,424)		-		-		(7,424)
Impairment loss		-		(4,784)		-		(4,784)
Ending balance	\	43,907	\	88,966	\	28,000	\	160,873

The amortization expenses of intangible assets for the years ended December 31, 2017 and 2016 are charged to the following accounts:

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	2017		2016
Cost of revenue	￦	11,946	￦	42,744
Selling, general and administrative expenses		70,250		46,992
	￦	82,196	￦	89,736

11.	Employee Benefit

The expense recognized in relation to defined contribution plan for the years ended December 31, 2017 and 2016, are ￦578,139 thousand and ￦1,099,789 thousand, respectively.

12.	Commitments

The Company has entered into exclusive license agreement with foreign licensees, such as GungHo Online Entertainment, Inc., Electronics Extreme Ltd., and Level up! Interactive S.A., etc., to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In March 2016, the Company and Shanghai The Dream Network Technology Co., Ltd. entered existing development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in mainland China for five years.

As at December 31, 2017, the Company has contracts with Gravity Interactive, Inc. and NeoCyon, Inc. for the exclusive rights of publishing and distributing online games and for the exclusive rights of developing, publishing and distributing mobile games, respectively. (Note 21).

As at December 31, 2017, the Company has entered into license agreements with various third party game developers to secure exclusive right to publish the games developed by third party developers. Upfront license fees paid are capitalized as other intangible assets and minimum guaranteed royalties are capitalized as other non-current asset. As at December 31, 2017, purchase obligations for future payment related to above agreements is \ 1,700,466 thousand.

The Company entered into lease agreements for principal office in Seoul, a local branch office, etc. as at December 31, 2017.

Future minimum lease payments for the operating leases as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Within one year	\	1,972,220	\	1,569,637	\	1,357,110
Later than one year but not later than three years		245,349		1,541,450		-
Total	\	2,217,569	\	3,111,087	\	1,357,110

The lease payments recognized as expenses resulting from operating leases for the years ended December

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Lease payments	\	1,817,813	\	1,568,653

13.	Share Capital and Share Premium

Details of common shares as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in Korean won and in number of shares)	December 31, 2017		December 31, 2016		January 1, 2016

Shares authorized		40,000,000		40,000,000		40,000,000
Value per share	\	500	\	500	\	500
Number of shares issued		6,948,900		6,948,900		6,948,900
Common shares	\	3,474,450,000	\	3,474,450,000	\	3,474,450,000

Details of capital surplus as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Share premium	\	25,357,547	\	26,094,146	\	41,820,254
Other capital surplus		2,125,136		2,125,136		2,125,136
	\	27,482,683	\	28,219,282	\	43,945,390

Details of other components of equity at the end of reporting periods are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Foreign currency translation adjustments	\	(348,479)	\	25,076	\	-

Details of retained earnings (accumulated deficit) at the end of reporting periods are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Unappropriated retained earnings (Undisposed accumulated deficit)	\	14,424,777	\	705,690	\	(14,794,693)

According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as at December 31, 2017.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The appropriation of retained earnings for the year ended December 31, 2017, is expected to be appropriated at the shareholders’ meeting on March 30, 2018. The disposition date for the year ended December 31, 2016, was March 30, 2017.

Statements of appropriation of retained earnings as at December 31, 2017 and 2016 are as follows:

(in thousands of Korean won)	2017		2016
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year[1]	\	1,442,290	\	931,415
Profit (loss) for the year		12,982,487		(225,724)
		14,424,777		705,691
Appropriation of retained earnings
Disposition of accumulated deficit with share premium		-		736,599
Unappropriated retained earnings to be carried forward	\	14,424,777	\	1,442,290

1  The above comparative statement of appropriation of retained earnings for the prior year reflects the conversion effect of adopting Korean IFRS. Accordingly, the statement of appropriation of retained earnings under the previous K-GAAP disposed at March 30, 2017 have differences with the above comparative statement.

14.	Classification of expenses by nature

(in thousands of Korean won)	2017		2016

Fees and commissions	\	73,758,662	\	10,671,112
Advertising expenses		12,031,083		2,184,924
Salaries		9,458,547		8,717,635
Outsourcing expenses		4,486,855		2,198,178
Rent		1,817,813		1,568,653
Employee benefits		943,377		867,620
Expenses related to defined contribution plan		680,657		1,117,310
Depreciation		191,190		146,806
Amortization		82,196		89,736
Other expenses		2,296,601		1,962,079
Total[1]	\	105,746,981	\	29,524,053

1 Total cost of revenue and selling, general and administrative expenses per the statement of comprehensive income.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

15.	Selling, General and Administrative Expenses

(in thousands of Korean won)	2017		2016

Advertising expenses	\	12,031,083	\	2,184,924
Fees and commissions		5,506,706		5,133,316
Research and development		4,544,004		2,085,710
Salaries		4,369,447		3,571,340
Employee benefits		606,246		528,079
Rent		597,125		563,897
Expenses related to defined contribution plan		298,062		362,785
Depreciation		137,873		85,183
Amortization		63,585		46,992
Other expenses		1,620,091		1,299,604
	\	29,774,222	\	15,861,830

16.	Finance Income and Costs

(in thousands of Korean won)	2017		2016

Finance income
Interest Income	\	538,448	\	630,260
Unrealized foreign currency gain		1,289		9,238
Gain on foreign currency transaction		17,260		24,342
	\	556,997	\	663,840

(in thousands of Korean won)	2017		2016

Finance costs
Unrealized foreign currency loss	\	175,128	\	72,256
Loss on foreign currency transaction		11,595		925
	\	186,723	\	73,181

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

17.	Other Non-Operating Income and Expenses

Details of other non-operating income for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Unrealized foreign currency gain	\	286,744	\	244,976
Gain on foreign currency transaction		1,005,419		786,538
Gain on disposal of property and equipment		1,656		1,385
Gain on disposal of intangible assets		-		1,086
Others		308,061		293,862
	\	1,601,880	\	1,327,847

Details of other non-operating expenses for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Unrealized foreign currency loss	\	472,838	\	675,633
Loss on foreign currency transaction		718,632		840,879
Other bad debt expense		267,364		1,160,820
Impairment loss on intangible assets		230,000		4,784
Loss on retirement of property and equipment		36,540		-
Impairment loss on investment in subsidiaries		-		1,675,410
Others		114		3,276
	\	1,725,488	\	4,360,802

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

18.	Tax Expense and Deferred Tax

Income tax expense for the years ended December 31, 2017 and 2016, consists of:

(in thousands of Korean won)	2017		2016

Current tax:
Current tax on profits for the year	\	3,975,917	\	3,219,903
Deferred tax:
Origination and reversal of temporary differences		(3,036,165)		-
Income tax expense	\	939,752	\	3,219,903

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

(in thousands of Korean won)	2017		2016

Profit before income tax expense	\	13,922,239	\	2,994,179
Tax at domestic tax rates applicable to profits in the respective countries		3,040,893		636,719
Tax effects of:
Expenses not deductible for tax purposes		134,852		(79,460)
Evaluation of realization of deduction for tax amounts paid in a foreign country		3,794,261		2,524,606
Utilization of previously unrecognized tax losses		(2,621,094)		-
Utilization of previously unrecognized tax credits		(633,273)		-
Change in deferred tax due to temporary differences		(3,036,165)		-
Others		260,278		138,038
Income tax expense	\	939,752	\	3,219,903

   The weighted average applicable tax rate of the Company was 7% (2016: 108%).

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The movements in deferred tax assets and liabilities for the years ended December 31, 2017 and 2016, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

(in thousands of Korean won)	2017						2016
	Beginning balance		Increase (Decrease)		Ending balance		Beginning balance		Increase (Decrease)		Ending balance
Deferred tax assets
Property and equipment	\	9,039	\	5,828	\	14,867	\	28,909	\	(19,870)	\	9,039
Intangible assets		182,252		(113,450)		68,802		1,184,865		(1,002,613)		182,252
Accounts Payable		253,680		92,621		346,301		175,702		77,978		253,680
Deferred revenue		171,221		8,708		179,929		132,662		38,559		171,221
Provision for impaired receivables		234,758		(18,205)		216,553		255,192		(20,434)		234,758
Asset retirement obligation		31,505		7,700		39,205		23,805		7,700		31,505
Investment in subsidiaries		2,747,475		-		2,747,475		2,747,475		-		2,747,475
Other		76,502		(26,137)		50,365		53,197		23,305		76,502
Deferred taxliabilities
Tax paid in a foreign country		(13,021)		(157)		(13,178)		(12,861)		(160)		(13,021)
Subtotal(Ⅰ)		3,693,411		(43,092)		3,650,319		4,588,946		(895,535)		3,693,411
Deferred tax due to carry-forward deficits(Ⅱ)		8,026,093		(2,621,094)		5,404,999		7,770,361		255,732		8,026,093
Deferred tax due to tax credit carry-forward(Ⅲ)		4,214,228		2,357,234		6,571,462		7,620,943		(3,406,715)		4,214,228
Evaluation of realization(Ⅳ)		(15,933,732)		3,343,117		(12,590,615)		(19,980,250)		4,046,518		(15,933,732)

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Deferred tax asset after evaluating realization (Ⅰ+Ⅱ+Ⅲ+Ⅳ) [1]	\	-	\	3,036,165	\	3,036,165	\	-	\	-	\	-

1  The future realizability of deferred income tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, tax credits. As of December 31, 2017, the Company has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Details of unrecognized deductible (taxable) temporary differences, carry-forward deficits and tax credit carry-forward as deferred tax assets (liabilities) as at December 31, 2017 is as follows:

(in thousands of Korean won)
Maturity	Temporary differences		Carry-forward deficits		Tax credit carry-forward
2018	\	-	\	-	\	2,837,203
2019		-		-		438,518
2020		-		-		331.972
2021		-		-		296,089
2022		-		-		2,635,085
After 2022		3,455,669		24,079,237		-
Total	\	3,455,669	\	24,079,237	\	6,538,867

The analysis of deferred tax assets and liabilities as at December 31, 2017, 2016 and January 2016, is as follows:

(in thousands of Korean won)	December 31, 2017			December 31, 2016	January, 1 2016

Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	\	230,310	\	-	\	-
Deferred tax asset to be recovered within 12 months		2,819,033		-		-
		3,049,343		-		-
Deferred tax liabilities
Deferred tax liability to be recovered after more than 12 months		-		-		-
Deferred tax liability to be recovered within 12 months		(13,178)		-		-
		(13,178)		-		-
Deferred tax assets, net	\	3,036,165	\	-	\	-

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

19.	Cash Generated from Operations

(a)	Cash generated from operations

(in thousands of Korean won)	2017		2016

Adjustments for:
Depreciation	\	191,190	\	146,806
Amortization		82,196		89,736
Impairment loss on receivables		997,396		1,774,626
Impairment loss on investment in subsidiaries		-		1,675,410
Unrealized foreign currency loss		647,967		747,889
Loss on retirement of property and plant		36,540		-
Impairment loss on intangible asset		230,000		4,784
Post-employment benefit expenses		95,457		(10,827)
Income tax expense		939,752		3,219,903
Unrealized foreign currency gain		(288,034)		(254,214)
Gain on disposal of property and plant		(1,656)		(1,385)
Gain on disposal of intangible asset		-		(1,086)
Interest income		(538,448)		(630,260)
Cash generated from operations	\	2,392,360	\	6,761,382

(b)	Changes in assets and liabilities arising from operating activities

(in thousands of Korean won)	2017		2016

Change in accounts receivable	\	(27,314,057)	\	(6,320,282)
Change in other receivable		309,247		(796,664)
Change in prepaid expenses		(1,658,996)		(460,120)
Change in other current assets		(943,094)		(159,717)
Change in other non-current assets		(724,238)		(1,425,067)
Change in account payables		33,604,247		1,730,839
Change in deferred revenue		2,855,495		2,215,209
Change in withholdings		1,217,498		18,864
Change in accrued expenses		33,358		(125,244)
Change in other current liabilities		19,759		78
Change in long-term deferred revenue		3,875,083		4,535,835
Cash generated from operations	\	11,274,302	\	(786,269)

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(c)	Non-cash transactions

(in thousands of Korean won)	2017		2016

Reclassification of long-term deferred revenue to deferred revenue	\	4,021,854	\	2,900,641
Reclassification of long-term deferred revenue to account payables		-		4,699,300
Reclassification of long-term loan to short-term loan		3,333		6,667
Reclassification of other non-current assets to property and plant		-		15,712
Reclassification of other non-current assets to intangible assets		11,935		8,635

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

20.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize any adverse effects on the financial performance of the Company. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.

20.1 Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017	December 31, 2016	January 1, 2016

Total debt	66,384,185	20,226,053	11,137,640
Total capital	45,033,431	32,424,498	32,625,147
Debt ratio	147%	62%	34%

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

20.2 Market Risk

(a) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Company’s financial assets and liabilities exposed to foreign currency risk as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017
	Assets in foreign currency		Liabilities in foreign currency		Assets in Korean Won		Liabilities in Korean Won

USD	\	33,614,003	\	31,552,864	\	36,025,704	\	33,814,817
JPY		66,496,407		294,217		631,124		2,792
BRL		161,846		-		52,349		-
EUR		354,016		-		452,875		-
IDR		901,309,637		17,291		71,203		1
THB		219,424		35,317		7,191		1,157
TWD		147,903,421		29,537,654		5,312,691		1,060,993
VND		84,010,000		22,830,100		396,527		107,758
HKD		300,649		4,967		42,521		681
					\	42,992,185	\	34,988,199

(in thousands of Korean won)	December 31, 2016
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won		Liabilities in Korean Won

USD	3,175,756	2,506,961	\	3,837,901	\	3,029,662
JPY	73,764,350	295,788		764,796		3,067
BRL	141,958	-		52,710		-
EUR	348,953	-		442,332		-
IDR	79,349,880	-		7,126		-
TWD	29,151,434	2,326,761		1,090,555		87,044
HKD	317,989	47,469		48,630		7,259
			\	6,244,050	\	3,127,032

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	January 1, 2016
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won		Liabilities in Korean Won

USD	3,018,346	3,934	\	3,537,489	\	4,611
JPY	181,435,272	296,300		1,763,569		2,880
BRL	137,358	-		40,644		-
CNY	2,000,000	-		361,100		-
EUR	339,587	-		434,858		-
IDR	68,884,000	-		5,855		-
THB	547,983	-		17,798		-
TWD	7,662,617	-		272,100		-
			\	6,433,413	\	7,491

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)		Impact on pre-tax profit
		2017		2016

USD	Strengthened	\	221,089	\	80,824
	Weakened		(221,089)		(80,824)
JPY	Strengthened		62,833		76,173
	Weakened		(62,833)		(76,173)
Others	Strengthened		516,477		154,705
	Weakened		(516,477)		(154,705)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

(b) Interest rate risk

As of the end of the reporting period, there are no borrowings under variable interest rate conditions.

(c) Price risk

There are no assets and liabilities exposed to price risk as at December 31, 2017, 2016 and January 1, 2016.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

20.3 Credit Risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluate the creditworthiness of customers based on their financial condition, past experience and other factors.

The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Company at the end of the reporting period, is as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Cash and cash equivalents	\	34,990,206	\	13,995,265	\	22,153,893
Short-term financial instruments		22,500,000		21,500,000		11,500,000
Account receivables, net		38,890,644		9,490,377		3,641,173
Other receivables, net		704,664		1,050,725		152,597
Other current assets		154,371		251,731		104,609
Oher non-current assets		1,357,272		939,819		923,633
	\	98,597,157	\	47,227,917	\	38,475,910

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

20.4	Liquidity Risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(in thousands of Korean won)	December 31, 2017
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Account payable	\	40,827,245	\	1,323,738	\	-	\	42,150,983
Other current liabilities		-		120,535		-		120,535
	\	40,827,245	\	1,444,273	\	-	\	42,271,518

(in thousands of Korean won)	December 31, 2016
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Accounts Payable	\	5,055,315	\	3,418,447	\	-	\	8,473,762
Other current liabilities		120,535		-		-		120,535
	\	5,175,850	\	3,418,447	\	-	\	8,594,297

(in thousands of Korean won)	January 1, 2016
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Accounts Payable	\	1,007,053	\	361,723	\	-	\	1,368,776
Other current liabilities		-		120,535		-		120,535
	\	1,007,053	\	482,258	\	-	\	1,489,311

The above cash flow is not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

21.	Related Party Transactions

Details of the Parent and Subsidiaries as at December 31, 2017, are as follows:

2017
Parent Company	GungHo Online Entertainment, Inc.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
NeoCyon, Inc.
Gravity Games Corp.

As at December 31, 2017, the Parent Company and the Ultimate Parent Company is GungHo Online Entertainment, Inc. (percentage of ownership: 59.31%).

Interests in subsidiaries as at December 31, 2017, 2016 and January 1, 2016, are as follows;

Name of entity	Percentage of ownership (%)
	December 31, 2017	December 31, 2016	January 1, 2016

Gravity Interactive, Inc.	100.00	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00	100.00
NeoCyon, Inc.	96.11	96.11	96.11
Gravity Games Corp.	85.50	85.50	85.50

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

21.1 Balances of Receivables and Payables

Balances of receivables and payables arising from sales and purchase of goods and services as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)		December 31, 2017				December 31, 2016				January 1, 2016
Type	Name of entity	Receivables[1]		Payables		Receivables[1]		Payables		Receivables[1]		Payables

Parent company	GungHo Online Entertainment, Inc.	￦	629,728	￦	2,792	￦	792,033	￦	3,024,317	￦	796,407	￦	4,702,180
Subsidiaries	Gravity Interactive, Inc.		7,975,591		5		6,353,814		6		4,665,297		6
	NeoCyon, Inc.		1,691,503		220,279		1,455,287		182,135		122,467		182,135
	Gravity Games Corp.		3,873,051		4,396		3,872,992		-		3,872,998		-
		￦	14,169,873	￦	227,472	￦	12,474,126	￦	3,206,458	￦	9,457,169	￦	4,884,321

1 From above receivables, the Company established provision amounting to ￦ 10,704,993 thousand for the accounts receivables, loans, etc. to subsidiaries as at December 31, 2017 (￦ 9,745,275 thousand and ￦ 7,969,300 thousand as at December 31, 2016 and January 1, 2016, respectively.

21.2 Sale and Purchase Transactions

Sale and purchase transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)
Type	Name of entity	2017				2016
		Sales		Purchases		Sales		Purchases
Parent company	GungHo Online Entertainment, Inc.	￦	9,488,821	￦	35,912	￦	8,586,568	￦	6,302
Subsidiaries	Gravity Interactive, Inc.		918,141		-		522,034		-
	NeoCyon, Inc.		462,360		4,901,306		517,932		2,678,066
	Gravity Games Corp.		985		218,600		8,348		-
		￦	10,870,307	￦	5,155,818	￦	9,634,882	￦	2,684,368

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

21.3 Funds transactions

Fund transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)
		2017				2016
Type	Name of entity	Loans		Collection		Loans		Collection

Subsidiaries	Gravity Interactive, Inc.	￦	230,550	￦	-	￦	1,160,820	￦	-

21.4 Key Management Compensation

The compensation for the key management personnel (registered directors) for the years ended December 31, 2017 and 2016 consists of:

(in thousands of Korean won)	2017		2016

Salaries	￦	577,550	￦	372,881
Post-employment benefits		-		-
	￦	577,550	￦	372,881